Exhibit 16.1

October 1, 2007

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for CVS Caremark Corporation (formerly CVS Corporation) (the Company) and, under the date of February 27, 2007, we reported on the consolidated financial statements of the Company as of and for the fifty-two week periods ended December 30, 2006 and December 31, 2005, management’s assessment of the effectiveness of internal control over financial reporting as of December 30, 2006, and the effectiveness of internal control over financial reporting as of December 30, 2006. On September 26, 2007, we were dismissed. We have read the Company’s statements included under Item 4.01(a) of its Form 8-K dated September 25, 2007, and we agree with such statements, except that we are not in a position to agree or disagree with the Company’s statement in the second paragraph of Item 4.01(a).

Very truly yours,

/s/ KPMG LLP